As Filed with the Securities and Exchange Commission on November  21, 2003.
                                                     Registration No. 333-110418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               ABSA GROUP LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                          THE REPUBLIC OF SOUTH AFRICA
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1727
 (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                Timothy F. Keaney
                            Executive Vice President
                              The Bank of New York
                             101 Barclay Street, 22W
                              New York, N.Y. 10286
                            Telephone (646) 885-3309
    (Address, including zip code, and telephone number, including area code, of agent for service)
                                   Copies to:
       Kevin Kelley                                    Jennifer M. Schneck
  Clifford Chance US LLP                                    Linklaters
     200 Park Avenue                                     One Silk Street
 New York, New York 10166                                London EC2Y 8HQ
                                                             England

         It is proposed that this filing become effective under Rule 466
                           |_| immediately upon filing
                           |_| on (Date) at (Time) |_|

 If a separate statement has been filed to register the deposited shares, check
                             the following box. |_|

                                               CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                     Proposed maximum      Proposed maximum
            Title of each class of                   Amount         offering price per    aggregate offering         Amount of
         Securities to be registered            to be registered          unit(1)              price(1)          registration fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by            10,000,000           U.S. $0.05          U.S. $1,000,000         U.S. $80.90
American Depositary Receipts, each American         American
Depositary Share evidencing two (2) ordinary    Depositary Shares
shares in registered form, par value R2, of
ABSA Group Limited (the "Shares").
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the U.S. Securities Act of 1933, as amended, or until the Registration Statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(a) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of Securities to Be Registered

                              CROSS REFERENCE SHEET

                                                                   Location in Form of American Depositary
        Item Number and Caption                                      Receipt Filed Herewith as Prospectus
        -----------------------                                      ------------------------------------
(1)     Name and address of depositary                             Introductory Article

(2)     Title of American Depositary Receipts and                  Face of American Depositary Receipt, top center
        identity of deposited securities

Terms of Deposit:

(i)     The amount of deposited securities represented             Face of American Depositary Receipt, upper right
        by one unit of American Depositary Shares                  corner

(ii)    The procedure for voting, if any, the deposited            Articles number 15 and 16
        securities

(iii)   The collection and distribution of dividends               Articles number 12, 14 and 15

(iv)    The transmission of notices, reports and proxy             Articles number 11, 15 and 16
        soliciting material

(v)     The sale or exercise of rights                             Article number 13

(vi)    The deposit or sale of securities resulting from           Articles number 12 and 17
        dividends, splits or plans of reorganization

(vii)   Amendment, extension or termination of the                 Articles number 20 and 21
        Deposit Agreement

(viii)  Rights of holders of Receipts to inspect the               Article number 11
        transfer books of the depositary and the list of
        holders of Receipts

(ix)    Restrictions upon the right to deposit or                  Articles number 2, 3, 4, 5, 6 and 8
        withdraw the underlying securities

(x)     Limitation upon the liability of the depositary            Article number 18

(3)     Fees and Charges                                           Article number 7

Item 2.  Available Information

Statement that ABSA Group Limited furnishes the Commission         Article number 11
with certain public reports and documents required by
foreign law or otherwise under Rule 12g3-2(b) under the
U.S. Securities Exchange Act of 1934, as amended, and that
such reports can be inspected by holders of American
Depositary Receipts and copied at public reference
facilities maintained by the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

      * (a) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of __________________, 2003 among ABSA Group Limited (the "Company"), The Bank of New York (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      +    (d)  Opinion of Clifford Chance US LLP, United States counsel for the
Depositary, as to the legality of the securities being registered.

Item 4.  Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) The Depositary undertakes to notify each registered holder of an ADR at least 30 days before any change in the fee schedule.

*     Amended herewith.

+     Previously filed.

                                   SIGNATURES

      Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement dated as of _______________________, 2003, among ABSA Group Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No.1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, as of November 21, 2003.

                                         Legal entity created by the agreement
                                         for the issuance of American Depositary
                                         Receipts for ordinary shares, par value
                                         R2, of ABSA Group Limited

                                         By:   THE BANK OF NEW YORK,
                                                 as Depositary

                                         By:     /s/:    Vincent J. Cahill Jr.
                                                 -------------------------------
                                                 Name:   Vincent J. Cahill Jr.
                                                 Title:  Vice President

      Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, ABSA Group Limited has caused this Pre-Effective Amendment No.1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The Republic of South Africa, as of November 21, 2003.

                                                   By:    ABSA GROUP LIMITED

                                                   By:     /s/: F J du Toit
                                                           ---------------------
                                                   Name:        F J du Toit
                                                   Title:       Director


      Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this Pre-Effective Amendment No.1 to the Registration Statement has been signed by or on behalf of the following persons in the capacities indicated as of November 21, 2003.

Name                              Title
----                              -----

        *                         Chairman
----------------------------
Name:   D C Cronje

        *                         Deputy Chairman
----------------------------
Name:   D C Brink

        *                         Group Chief Executive
----------------------------
Name:   E R Bosman
                                  Deputy Group Chief Executive

----------------------------
Name:   G R Pardoe

        *                         Director
----------------------------
Name:   D C Arnold

                                  Director
----------------------------
Name:   L Boyd

                                  Director
----------------------------
Name:   B P Connellan

        *                         Director
----------------------------
Name:   A S du Plessis

        *                         Director
----------------------------
Name:   F J du Toit

        *                         Director
----------------------------
Name:   G Griffin

                                  Director
----------------------------
Name:   L N Jonker

        *                         Director
----------------------------
Name:   P du P Kruger

                                  Director
----------------------------
Name:   F A Sonn

        *                         Director
----------------------------
Name:   T M G Sexwale

                                  Director
----------------------------
Name:   P E I Swartz

                                  Director
----------------------------
Name:   T van Wyk

        *                         Principal Financial Officer
----------------------------
Name:   J H Schindehutte

        *                         Principal Accounting Officer
----------------------------
Name:   E Wasserman

        *                         Authorized Representative in the United States
----------------------------
Name:   L J Ponce Saer


/s/:    WR Somerville
----------------------------
*By:    WR Somerville
        Attorney-in-fact

                                INDEX TO EXHIBITS



Exhibit                                                            Sequentially
Number                                                             Numbered Page
------                                                             -------------
* 99(a)   Deposit Agreement (including the form of American              8
          Depositary Receipt), dated as of _________________, 2003, among the Company, the Depositary and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

+    (d)  Opinion of Clifford Chance US LLP, United States              N/A
          counsel for the Depositary, as to the legality of the securities being registered.

*     Amended herewith.

+     Previously filed.